SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           DIGITAL DATA NETWORKS, INC.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                  253839 10 4
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                                 (CUSIP Number)

                               J. Paul Caver, Esq.
                          3102 Maple Avenue, Suite 220
                               Dallas, Texas 75201
                                 (214) 468-8868
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 30, 2004
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _____.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   253839 10 4             13D                       PAGE 2 OF 4
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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Donald B. Scott, Jr.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) ____

             (b) ____
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     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
------------ ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or2(e)_____
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A
-------------------------- -------- -------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
                                    375,344
         SHARES

      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

       PERSON WITH
-------------------------- -------- -------------------------------------------
                              8     SHARED VOTING POWER
                                    0
-------------------------- -------- -------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9     375,344
-------------------------- -------- -------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    0
------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             375,344
------------ ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12       CERTAIN SHARES* ______
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            9.6%
------------ ------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
                                            IN
------------ ------------------------------------------------------------------

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


Item 1.   Security and Issuer

         The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of Digital Data Networks, Inc., a Washington corporation (the "Company"). The Company's principal executive offices are located at 3102 Maple Avenue, Suite 230, Dallas, Texas 75201.

Item 2.   Identity and Background

(a) This statement on Schedule 13D is being filed by Donald B. Scott, Jr., an individual ("Mr. Scott");

(b)      The address of Mr. Scott is 436 Australian Avenue, Palm Beach, Florida
         33480;

(c)      Mr. Scott's occupation is professional investor;

(d) Mr. Scott has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Mr. Scott has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;


(f)      Mr. Scott is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration

         On January 30, 2004, Mr. Scott acquired 250,135 shares of Common Stock (the "Shares") from the Company, as compensation for 2003 Board fees, and 2004 Board fees relating to the services provided by Mr. Scott and other Board members in connection with the Company's proposed merger with i2 Telecom International, Inc. The sum of the Shares and the shares of Common Stock previously acquired by Mr. Scott exceeded 5% of the Common Stock outstanding, necessitating this filing. Mr. Scott received registration rights from the Company for 30% of the Shares, under certain terms and conditions.

Item 4.   Purpose of Transaction

         Mr. Scott acquired the Shares as an investment. Mr. Scott has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item. Any decision by Mr. Scott in the future to acquire or dispose of equity in the Company, or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.   Interest in Securities


(a) As of the date hereof, Mr. Scott beneficially owns 375,244 shares of the Company's Common Stock. The 375,244 shares owned by Mr. Scott represent 9.6% of the 3,896,845 shares of Common Stock that the Company had outstanding on the date of this Schedule 13D;

(b)      Number of shares as to which Mr. Scott has:
             sole power to vote or direct the vote:                 375,244
             shared power to vote or direct the vote:                     0
             sole power to dispose or direct the disposition:       375,244
             shared power to dispose or direct the disposition:           0

(c) Other than the transactions set forth herein, Mr. Scott has not engaged in any transactions in the Common Stock within the past 60 days;


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


(d)      Not applicable;

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Mr. Scott has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.   Material to be filed as Exhibits

              None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



         Date: February 11, 2004                   /s/  Donald B. Scott, Jr.
                                                  -------------------------
                                                  Donald B. Scott, Jr.



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